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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number       000-23051
                                                          ----------------------

                     SPIROS DEVELOPMENT CORPORATION II, INC.
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             (Exact name of registrant as specified in its charter)


                  7475 LUSK BLVD., SAN DIEGO, CALIFORNIA 92121
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          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                CALLABLE COMMON STOCK, PAR VALUE $0.001 PER SHARE
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            (Title of each class of securities covered by this Form)


                                      NONE
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)     |X|        Rule 12h-3(b)(1)(i)     |X|
             Rule 12g-4(a)(1)(ii)    |_|        Rule 12h-3(b)(1)(ii)    |_|
             Rule 12g-4(a)(2)(i)     |_|        Rule 12h-3(b)(2)(i)     |_|
             Rule 12g-4(a)(2)(ii)    |_|        Rule 12h-3(b)(2)(ii)    |_|
                                                Rule 15d-6              |_|

         Approximate number of holders of record as of the certificate or notice
date:   1
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         Effective August 31, 2000, Registrant was acquired by Dura
Pharmaceuticals, Inc. ("Dura") pursuant to a merger whereby Starfish Acquisition Corp., Inc., a wholly-owned subsidiary of Dura, merged with and into Registrant. All holders of Callable Common Stock of Registrant received $13.25 and a warrant to purchase .19 of one share of Common Stock of Dura. Accordingly, as of the date hereof, there is one holder of record of Callable Common Stock of Registrant.


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         Pursuant to the requirements of the Securities Exchange Act of 1934
Spiros Development Corporation II, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:     August 31, 2000         By: /s/ Erle T. Mast
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                                      Erle T. Mast
                                      Vice President and Chief Financial Officer


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall by typed or printed under the signature.